UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-36222

Autohome Inc.

18th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Explanatory Note

Autohome Inc. (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the United States Securities and Exchange Commission on April 15, 2026, U.S. Eastern Time. On April 15, 2026, Hong Kong Time, the Company also published its annual report for the fiscal year ended December 31, 2025 (the “HK Annual Report”) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEX Listing Rules”). Pursuant to the HKEX Listing Rules, the HK Annual Report contains supplemental disclosure of reconciliation of the material differences between the consolidated financial statements of the Company prepared under the U.S. GAAP and International Financial Reporting Standards, which has been attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit 99.1 – Supplemental Disclosure – Reconciliation Between U.S. GAAP and International Financial Reporting Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autohome Inc.
By:	/s/ Chi Liu
Name:	Chi Liu
Title:	Chairman of the Board and Chief Executive Officer

Date: April 15, 2026